May 16, 2018

Dear fellow Shareholder,

On behalf of your Board of Directors, I am pleased to provide an overview of the activities of Northern Dynasty Minerals Ltd. (“Northern Dynasty”) over the past year, and our expectations for the year ahead. Additional information can be found in the Company’s year–end financial statements and online at www.sedar.com or www.northerndynastyminerals.com.

Should you have questions concerning the proxy materials provided, please contact our Investor Relations personnel at 604–684–6365 or toll–free at 1–800–667–2114.

After years of relative stasis on the project development front, as Northern Dynasty’s 100%-owned US subsidiary Pebble Limited Partnership (“Pebble Partnership”) battled with the Obama-era Environmental Protection Agency (“EPA”) for the right to advance the Pebble Project through normal course permitting, we believe that 2017 was a year of significant progress for the world’s largest undeveloped copper and gold project.

It began last May, in our view, when EPA Administrator Scott Pruitt signed a long-awaited settlement agreement with the Pebble Partnership that removed obstacles erected by the Obama EPA to restrict Pebble from initiating federal permitting under the National Environmental Policy Act (NEPA) and Clean Water Act (CWA). In doing so, the Administrator emphasized his commitment to “due process and the rule of law, and regulations that are ‘regular’.”

Pruitt’s bold action last May started the clock on a year of action that we believe has materially advanced Pebble toward its goal of achieving a Record of Decision (“ROD”) from the US Army Corps of Engineers (“USACE” or the “Corps”) on the key federal permit required for the project by 2020. Consider the substantial progress made since then:

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Last fall, Pebble unveiled its new project concept – a design with a footprint less than half the size previously considered, incorporating substantial new environmental safeguards. These include engineering enhancements to the tailings embankment, storage of potentially reactive tails in a fully lined facility, consolidation of primary mine facilities in a single drainage, and the removal of cyanide from the process plant.

The ‘new’ Pebble has the potential to demonstrate how a modern copper mine can co-exist with important natural resources in SW Alaska. If we are successful in that goal, the full potential of the Pebble Project can be explored in the years ahead.

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By the end of 2017, Pebble was preparing permit application documents for submission to the USACE, and building the team necessary to take the project into and through permitting. Joining the Pebble team was Project Director Steve Hodgson, a veteran of some of the world’s most significant mineral projects – including Antamina in Peru, Mongolia’s Oyo Tolgoi and Alaska’s Red Dog mine.

VP Permitting James Fueg joined Pebble from Alaska’s Donlin Gold, which successfully completed its Environmental Impact Statement (“EIS”) just last month, and is expected to receive a positive ROD from the Corps. Pebble also attracted one of Alaska’s most prominent leaders – President Emeritus of the University of Alaska and retired Major General, Mark Hamilton – to serve as EVP, Public Affairs. Pebble continues to attract accomplished mining professionals and prominent Alaskans as it builds a team focused on achieving both permitting success and a supportive public/ political environment for development.

•	Just prior to year-end, Pebble filed its permit application with the USACE. Within weeks, the Corps confirmed that Pebble’s application was complete, and an EIS process under NEPA was initiated.

Since then, federal permitting has advanced systematically. A third-party EIS consultant (AECOM) was announced in February, while the scoping process was initiated in March. Likely in response to new federal directives concerning timely and efficient permitting, the USACE is moving forward expeditiously, we believe, and has posted early 2020 as its target date for completing the Pebble EIS.

Clearly, we are pleased with this progress. Pebble is also pleased with the USACE’s apparent vigilance to date on ensuring that the EIS and permitting process is thorough and robust, and provides ample opportunities for public involvement. The EIS process under NEPA is designed to be objective, transparent and science- based, and we have every confidence that Pebble will ultimately satisfy the rigorous environmental standards and permitting requirements enforced in Alaska and the US. However, we must expect that legal challenges will arise and be prepared for them.

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In addition to filing permit applications before the end of 2017, Northern Dynasty also announced a Framework Agreement with First Quantum Minerals Ltd., under which the global copper miner may acquire the right to earn a 50% interest in Pebble by funding US$150 million of permitting costs over the next several years, plus $1.35 billion in development costs in future (see news release dated December 18, 2017).

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While corporate and permitting activities forge ahead, Pebble has also been busy engaging with project stakeholders in Alaska. A new high profile Advisory Committee was launched last year, and continues to advise on ways in which Pebble can meaningfully address stakeholder priorities and concerns, and benefit the citizens of the region and state. Further initiatives to ensure Pebble benefits nearby villages, Alaska Native people, local landowners, businesses, commercial and subsistence fishermen, among others, may be rolled out this year.

As busy as the past 12 months have been at Pebble, we believe the path ahead may be even busier and hope to have much more progress to report in this space next year.

When it comes to the broader market context in which Pebble is advancing, I am pleased to report the mineral commodity cycle continues its upward swing. We expect to see the relative balance of copper supply and demand that has prevailed in recent times slip into deficit by 2019 or 2020. Without substantial new investments, CRU analyst Hamish Sampson and other experts forecast existing annual copper mine production to drop from 20 million to less than 12 million tonnes by 2034 – leading to a supply shortfall of more than 15 million tonnes. For gold too, we are seeing falling production, rising physical demand and global instability lead to an ongoing firming of gold prices.

Northern Dynasty believes that its shareholders are well positioned to benefit from these and other global market conditions and trends. We believe that Pebble is not only the world’s largest undeveloped copper and gold project, with substantial commercial quantities of other sought-after metals, such as molybdenum, palladium, silver and rhenium. It also has the potential to come on line in the heart of the apparently nascent mineral commodity up-cycle.

In our view, we all have a great deal to look forward to in the year(s) ahead. I would like to thank you, our shareholders, for your ongoing support.

Northern Dynasty’s Annual General Meeting will be held at 2 pm on June 28, 2018 at 1055 West Georgia Street, 15th floor, Vancouver, BC, Canada. I look forward to speaking to you then.

Sincerely,

“Ronald Thiessen”

Ronald Thiessen
President and Chief Executive Officer